UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No.  )*

KEMET Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
488360108
(CUSIP Number)
K Equity, LLC
c/o Platinum Equity, LLC
360 North Crescent Drive
South Building
Beverly Hills, California 90210
(310) 712-1850

with a copy to:

James W. Loss, Esq.
Bingham McCutchen LLP
600 Anton Boulevard, 18th Floor
Costa Mesa, California 92626
(714) 830-0626
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS K Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		80,544,685 *

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		80,544,685 *

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,544,685 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5 hereof.

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS K Financing, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		80,544,685*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

80,544,685*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,544,685*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5 hereof.

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS K Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		80,544,685*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

80,544,685*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,544,685*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5 hereof.

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		80,544,685*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

80,544,685*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,544,685*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* See Item 5 hereof.

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		80,544,685*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

80,544,685*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,544,685*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5 hereof.

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity Investment Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		80,544,685*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

80,544,685*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,544,685*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5 hereof.

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		80,544,685*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

80,544,685*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,544,685*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5 hereof.

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Tom Gores

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		80,544,685*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

80,544,685*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,544,685*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* See Item 5 hereof.

ITEM 1. Security and Issuer.
This Schedule 13D relates to the Common Stock, $.01 par value (the “Common Stock”) of KEMET Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 2835 KEMET Way, Simpsonville, South Carolina 29681.
ITEM 2. Identity and Background.
          (a), (b), (c) and (f): This Schedule 13D is being filed jointly by (i) K Equity, LLC, a Delaware limited liability company (“K Equity”), (ii) K Financing, LLC, a Delaware limited liability company (“K Financing”), (iii) K Holdings, LLC, a Delaware limited liability company (“K Holdings”), (iv) Platinum Equity Capital Partners II, L.P., a Delaware limited partnership (“PECP II”), (v) Platinum Equity Partners II, LLC, a Delaware limited liability company (“Platinum Partners”), (vi) Platinum Equity Investment Holdings II, LLC, a Delaware limited liability company (“Platinum Investment”), (vii) Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), and (viii)Tom Gores, an individual (collectively, the “Reporting Persons”). The principal place of business and principal office of each of the Reporting Persons is 360 North Crescent Drive, South Building, Beverly Hills, California 90210.
          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.
          K Financing was formed for the specific purpose of entering into the Credit Agreement (as defined below) with the Company, providing the loans to the Company as contemplated in the Credit Agreement, and acquiring and holding the Securities described in this Schedule 13D.
          K Equity was formed for the specific purpose of holding the Securities described in this Schedule 13D.
          K Holdings is the sole member of both K Financing and K Equity and was formed solely for that purpose.
          PECP II is the controlling member of K Holdings. PECP II is a private investment fund engaged in the making, holding and disposing of investments in various industries, principally in the United States.
          Platinum Partners is the general partner of PECP II and its principal business is to serve as the general partner of PECP II and various other private investment funds that are engaged in the making, holding and disposing of investments in various industries, principally in the United States.

          Platinum Investment is a Delaware limited liability company and is the senior managing member of Platinum Partners. The principal business of Platinum Investment is to serve as managing member of Platinum Partners and various other private investment funds that are engaged in the making, holding and disposing of investments in various industries, principally in the United States.
          Platinum Equity is a Delaware limited liability company and is the sole member of Platinum Investment. The principal business of Platinum Equity is to engage in the merger, acquisition, and operation of companies.
          Tom Gores, who is a U.S. citizen and the Chairman of Platinum Equity, is the ultimate beneficial owner of Platinum Equity.
          (d)-(e): During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration.
          On June 30, 2009, upon the closing of certain loan transactions contemplated by and in the Amended and Restated Credit Agreement, dated as of June 7, 2009 (as amended, the “Credit Agreement”), by and among the Company, K Financing and certain subsidiaries of the Company, K Financing made a term loan to the Company in an aggregate principal amount of approximately $37.8 million. The Company used the proceeds of the term loan to consummate the Company’s repurchase, on June 30, 2009, of approximately $93.9 million in aggregate principal amount of its 2.25% Convertible Senior Noted due 2026 (the “Notes”), plus accrued but unpaid interest thereon, pursuant to the terms of a tender offer commenced by the Company on May 5, 2009 (as amended, the “Tender Offer”). A total of $175.0 million aggregate principal amount of the Notes was outstanding prior to the consummation of the Tender Offer.
          On June 30, 2009, upon consummation of the Tender Offer and the closing of the term loan under the Credit Agreement, the Company (i) issued a warrant (the “Closing Warrant”) to, and entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with, K Financing and (ii) entered into a Corporate Advisory Services Agreement (the “Corporate Advisory Services Agreement”) with Platinum Equity Advisors, LLC (“Platinum Advisors”), an affiliate of the Reporting Persons. On July 9, 2009, K Financing assigned the Closing Warrant and the Investor Rights Agreement to K Equity.

          The Closing Warrant entitles K Equity, as the assignee of K Financing, to purchase, subject to its terms and conditions, up to 80,544,685 shares of Common Stock (the “Securities”), representing approximately 49.9% of the Company’s outstanding Common Stock on a post-Closing Warrant basis, at an initial exercise price of $0.50 per share. The number of shares of Common Stock issuable under the Closing Warrant and the exercise price of the Closing Warrant are subject to certain adjustments, among other matters, so long as any Notes remain outstanding (excluding for this purpose any Notes beneficially owned by PECP II, K Equity, or any of their affiliates), in the event of certain issuances by the Company of additional shares of Common Stock (whether or not K Equity agrees to such future issuance) such that the Closing Warrant shall continue to represent the right to purchase up to 49.9% of the Company’s outstanding common stock on a post-Closing Warrant basis at a maximum aggregate purchase price of $40,272,343. The Closing Warrant expires 10 years from its date of issuance.
          Pursuant to the terms of the Investor Rights Agreement, the Company has, subject to certain terms and conditions, granted K Equity, as the assignee of K Financing, board observation rights which permit K Equity to designate up to three individuals to observe meetings of the Company’s board of directors (the “Board”) and receive information provided to the Board. In addition, the Investor Rights Agreement provides K Equity, as the assignee of K Financing, with certain preemptive rights. Subject to the terms and limitations described in the Investor Rights Agreement, in connection with any proposed issuance of securities, the Company would be required to offer to sell to K Equity a pro rata portion of such securities equal to the percentage determined by dividing the number of shares of common stock held by K Equity plus the number of shares of common stock issuable upon exercise of the Closing Warrant, by the total number of shares of common stock then outstanding on a fully diluted basis. The Investor Rights Agreement also provides K Equity, as the assignee of K Financing, with certain registration and information rights.
          The Corporate Advisory Services Agreement has a term of at least four years, pursuant to which the Company will pay an annual fee of $1,500,000 to Platinum Advisors for certain advisory services.
          The foregoing descriptions of the Closing Warrant, the Investor Rights Agreement and the Corporate Advisory Services Agreement, copies of which are attached hereto as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference, are qualified in their entireties by reference to the full text of those documents.
          The funds used by the Reporting Persons in connection with the transactions described herein were provided from general funds available to the Reporting Persons.
ITEM 4. Purpose of Transaction.
          The information set forth in Item 3 and Item 6 hereof are incorporated herein by reference. K Financing entered into the Credit Agreement with the Company to enable to the Company to finance the Tender Offer and to provide the Company with certain other credit. The Closing Warrant was acquired pursuant to the terms of the Credit Agreement for investment purposes.

          The Reporting Persons intend to review on a continuing basis their investment in the Company. Subject to the agreements described herein, the Reporting Persons may seek to dispose of the Company’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective members, partners, stockholders or beneficiaries, as applicable) from time to time, and/or may seek to directly or indirectly acquire additional securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) from time to time, in each case, depending on the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons.
          Other than described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Company.
ITEM 5. Interests in Securities of the Issuer.
          The information contained in Item 3 and Item 4 and Rows (7) through (13) of the cover pages of this Statement on Schedule 13D for each the Reporting Persons are incorporated herein by reference. The percentages used herein are calculated based upon 80,867,509 shares of Common Stock represented by the Company to be outstanding as of June 26, 2009, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, which was filed with the Securities and Exchange Commission on June 30, 2009.
          (a)-(b) Upon consummation of the transactions contemplated by the Credit Agreement described in Item 6 and assuming the exercise in full of the Warrant, K Equity, as the assignee of K Financing, will be the direct beneficial owner of 80,544,685 shares of Common Stock constituting approximately 49.9% of the total issued and outstanding shares of Common Stock (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).
          K Holdings is the sole member of both K Financing and K Equity, PECP II is the controlling member of K Holdings, Platinum Partners is the general partner of PECP II, Platinum Investment is the senior managing member of Platinum Partners, Platinum Equity is the sole member of Platinum Investment, and Tom Gores is the ultimate beneficial owner and Chairman of Platinum Equity. Each of such entities/persons may be deemed to have shared power to direct the voting and disposition of the Securities (including the Common Stock underlying the Warrant) held by K Equity. In addition, each the Reporting Persons disclaims beneficial ownership of the Securities (including the Common Stock underlying the Warrant) except to the extent of their respective pecuniary interest therein.

          (c) The information set forth in Item 6 below is incorporated herein by reference. Other than the transactions described in Item 6 below, none of the Reporting Persons has effected any transactions in respect of the Common Stock within the past 60 days.
          (d) The right to receive dividends on, and proceeds from the sale of the shares of the Common Stock which may be beneficially owned by the persons described in (a) and (b) above, is governed by the partnership or limited liability company agreements of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to the partners or members in accordance with their respective interests.
          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Credit Agreement
          K Financing entered into the Credit Agreement with the Company to enable the Company to finance the Tender Offer and to provide the Company with certain other credit. The Credit Agreement consists of a term loan commitment of up to $60.3 million, line of credit loans that may be borrowed from time to time (but not reborrowed after being repaid) of up to $12.5 million and working capital loans of up to $12.5 million. On June 30, 2009, in connection with the Company’s consummation of the Tender Offer, the Company borrowed $37.8 million under the term loan (with the unborrowed portion of the term loan commitment terminating on June 30, 2009 as provided in the Credit Agreement) and $9.0 million under the line of credit loans. The Credit Agreement also includes an uncommitted accordion feature that would allow the aggregate amount of line of credit loans to be increased by up to an additional $40.0 million, subject to being made available in the discretion of K Financing and another secured creditor of the Company.
          The term loan facility accrues interest at an annual rate of 9% for cash payment until June 30, 2010. At the Company’s option, after June 30, 2010, the term loan facility will accrue interest at an annual rate of 9% for cash payment, or cash and payment in-kind (“PIK”) interest at the rate of 12% per annum, with the cash portion being 5% and the PIK portion being 7%. The working capital loan and the line of credit loans accrue interest at a rate equal to the greater of (i) LIBOR plus 7%, or (ii) 10%, payable monthly in arrears. In the event more than $8.8 million in aggregate principal amount of the Notes remain outstanding as of March 1, 2011, then the maturity date of the term loan facility, the line of credit loans and the working capital loan is reset to March 1, 2011. If the aggregate principal amount of the Notes outstanding at March 1, 2011 is less than or equal to $8.8 million, the maturity date of the term loan facility will be November 15, 2012 and the maturity date for the line of credit loans and the working capital loan will be July 15, 2011. In addition, the Company is required to pay K Financing a success fee of $5.0 million, payable at the time of repayment in full of the term loan facility, whether at maturity or otherwise.
          The Credit Agreement contains certain financial maintenance covenants, including requirements that the Company maintain a minimum consolidated EBITDA and fixed charge coverage ratio. The Credit Agreement also contains limitations on the Company’s capital expenditures, incurrence of indebtedness, granting of liens, sale of assets, sale and leaseback transactions, fundamental corporate changes, entering into investments, payment of dividends, voluntary or optional payment and prepayment of indebtedness (including the Notes) and other limitations customary to secured credit facilities.
          The Company’s obligations to K Financing arising under the Credit Agreement are secured by substantially all of the Company’s assets located in the United States, Mexico, Indonesia and China (other than accounts receivable owing by account debtors located in the United States, Singapore and Hong Kong, which exclusively secure obligations to a certain other secured creditor).

          The foregoing description of the Credit Agreement is qualified in its entirety by reference to the full text of that document, as amended, copies of which are attached hereto as Exhibit 5 and Exhibit 6, respectively, and are incorporated herein by reference.
Closing Warrant, Investor Rights Agreement and Corporate Advisory Services Agreement
           The information set forth in Item 3 above is incorporated herein by reference.
Other
          Except as described in this Item 6 and for the joint filing agreement attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated July 10, 2009, among the Reporting Persons

Exhibit 2	Warrant to Purchase Common Stock, dated June 30, 2009, issued by the Company to K Financing, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009)

Exhibit 3	Investor Rights Agreement, dated June 30, 2009, between the Company and K Financing, LLC (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009)

Exhibit 4	Corporate Advisory Services Agreement, dated June 30, 2009, between the Company and Platinum Equity Advisors, LLC (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009)

Exhibit 5	Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto (incorporated by reference to Exhibit (b)(1) filed with the Company’s Amendment No. 3 to Schedule TO, filed with the SEC on June 8, 2009)

Exhibit 6	Amendment No.1 to Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009 (incorporated by reference to Exhibit (b)(2) filed with the Company’s Amendment No. 5 to Schedule TO, filed with the SEC on June 22, 2009)

Exhibit 7	Power of Attorney

SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: July 10, 2009

K FINANCING, LLC
By:	/s/ Eva Kalawski
	Name:	Eva Kalawski
	Title:	Vice President and Secretary

K EQUITY, LLC
By:	/s/ Eva Kalawski
	Name:	Eva Kalawski
	Title:	Vice President and Secretary

K HOLDINGS, LLC
By:	/s/ Eva Kalawski
	Name:	Eva Kalawski
	Title:	Vice President and Secretary

PLATINUM EQUITY CAPITAL PARTNERS II, L.P.
By:	PLATINUM EQUITY PARTNERS II, LLC, its general partner

By:	PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC, its senior managing member

By:	/s/ Eva Kalawski
	Name:	Eva Kalawski
	Title:	Vice President and Secretary
PLATINUM EQUITY PARTNERS II, LLC
By:	PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC, its senior managing member

By:	/s/ Eva Kalawski
	Name:	Eva Kalawski
	Title:	Vice President and Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC
By:	/s/ Eva Kalawski
	Name:	Eva Kalawski
	Title:	Vice President and Secretary

PLATINUM EQUITY, LLC
By:	/s/ Eva Kalawski
	Name:	Eva Kalawski
	Title:	Executive Vice President, General Counsel and Secretary

/s/ Tom Gores*
Tom Gores, individually

*By:	/s/ Mary Ann Sigler
Mary Ann Sigler, attorney-in-fact

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated July 10, 2009, among the Reporting Persons

Exhibit 2	Warrant to Purchase Common Stock, dated June 30, 2009, issued by the Company to K Financing, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009)

Exhibit 3	Investor Rights Agreement, dated June 30, 2009, between the Company and K Financing, LLC (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009)

Exhibit 4	Corporate Advisory Services Agreement, dated June 30, 2009, between the Company and Platinum Equity Advisors, LLC (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009)

Exhibit 5	Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto (incorporated by reference to Exhibit (b)(1) filed with the Company’s Amendment No. 3 to Schedule TO, filed with the SEC on June 8, 2009)

Exhibit 6	Amendment No.1 to Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009 (incorporated by reference to Exhibit (b)(2) filed with the Company’s Amendment No. 5 to Schedule TO, filed with the SEC on June 22, 2009)

Exhibit 7	Power of Attorney